BANKERS TRUST COMPANY
One Bankers Trust Plaza
New York, New York  10006


Damian P. Reitemeyer               Mailing Address:
Vice President                     P.O. Box 318
Telephone: 212-250-4599            Church Street Station
                                   New York, NY 10008

                                   March 12, 1996



Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
          ITT Hartford Group Inc.


Pursuant to Rule 13d-1 of the General Rules and
Regulations under the Securities Exchange Act of 1934, the following is one copy of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-Mail confirmation.

                                   Sincerely,

                                   /s/ Damian P. Reitemeyer





Enclosures



            SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549


                       SCHEDULE 13G


            Under the Securities Exchange Act of
                   1934 (Amendment No. )*

                   ITT Hartford Group Inc.
          ______________________________________

                      NAME OF ISSUER:
                Common Stock ($1.00 Par Value)
          _____________________________________

               TITLE OF CLASS OF SECURITIES

                         45068H106
          _____________________________________
                        CUSIP NUMBER


     Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item
     1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


             (Continued on following page(s))

                     Page 1 of 9 Pages


CUSIP No. 45068H106                Page 2 of 9 Pages

1.NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
  Bankers Trust New York Corporation, its wholly-owned subsidiaries, Bankers Trust Company, (as Trustee for various trusts and employee benefit plans, and investment advisor) and BT Securities Corporation, and its indirectly wholly-owned subsidiary Bankers Trust
  International PLC 13-6180473

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
          (A)  [ ]
          (B)  [X]

3.SEC USE ONLY


4.CITIZENSHIP OR PLACE OF ORGANIZATION

  Bankers Trust New York Corporation, Bankers Trust
  Company and BT Securities Corporation are New York corporations. Bankers Trust International PLC is a
  London corporation.

 NUMBER OF     5. SOLE VOTING POWER

  SHARES         Bankers Trust Company     6,938,036 shares
                 BT Securities Corporation    30,000 shares
                 Bankers Trust
                  International PLC          113,400 shares
                                           7,081,436 shares
BENEFICIALLY   6. SHARED VOTING POWER
   OWNED BY      Bankers Trust Company         1,500 shares
                 BT Securities Corporation         0 shares
                 Bankers Trust
                  International PLC                0 shares
                                               1,500 shares

  EACH         7. SOLE DISPOSITIVE POWER

REPORTING        Bankers Trust Company     2,030,928 shares
                 BT Securities Corporation    30,000 shares
                 Bankers Trust
                  International PLC          113,400 shares
                                           2,174,328 shares


CUSIP No. 45068H106                     Page 3 of 9 Pages


PERSON        8. SHARED DISPOSITIVE POWER

  WITH           Bankers Trust Company         6,205 shares
                 BT Securities Corporation         0 shares
                 Bankers Trust
                  International PLC                0 shares
                                               6,205 shares

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
  PERSON

                 Bankers Trust Company     6,939,536 shares
                 BT Securities Corporation    30,000 shares
                 Bankers Trust
                  International PLC          113,400 shares
                                           7,082,936 shares

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES
CERTAIN SHARES *

                    [X]

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                 Bankers Trust Company        5.9%
                 BT Securities Corporation    0.0%
                 Bankers Trust
                  International PLC           0.1%

                                              6.0%


12.TYPE OF REPORTING PERSON *

     Bankers Trust New York Corporation - HC
     Bankers Trust Company - BK
     BT Securities Corporation - BD
     Bankers Trust International PLC - CO


 CUSIP No. 45068H106                    Page 4 of 9 Pages


            DISCLAIMER OF BENEFICIAL OWNERSHIP

     THE FILING OF THIS SCHEDULE G STATEMENT SHALL NOT BE
     CONSTRUED AS AN ADMISSION THAT BANKERS TRUST NEW YORK
     CORPORATION, BANKERS TRUST COMPANY, AS TRUSTEE (THE
     BANK), BT SECURITIES CORPORATION, BANKERS TRUST
     INTERNATIONAL PLC. ARE, FOR THE PURPOSE OF SECTION
     13(g) OF THE SECURITIES AND EXCHANGE ACT OF 1934, OR
     FOR ANY OTHER PURPOSE, THE BENEFICIAL OWNER OF THE
     SECURITIES SET FORTH IN ITEM 4(a)(vi) HEREOF.

Item 1(a)    NAME OF ISSUER:

             ITT Hartford Group Inc.

Item 1(b)    ADDRESS OF ISSUER S PRINCIPAL EXECUTIVE
             OFFICES:

             1330 Avenue of the Americas
             New York, New York  10019

Item 2(a)    NAME OF PERSON FILING:

             Bankers Trust New York Corporation, its
             wholly-owned subsidiaries, Bankers Trust Company (as Trustee for various trusts and employee benefit plans, and investment advisor) and BT Securities Corporation, and its indirectly wholly-owned subsidiary Bankers Trust International, PLC.

Item 2(b)    ADDRESS OF PRINCIPAL BUSINESS
             OFFICE:

               280 Park Avenue
               New York, New York  10017

Item 2(c)    CITIZENSHIP:

             Bankers Trust New York Corporation and
             Bankers Trust Company (as Trustee for various trusts and employee benefit plans, and investment advisor), and BT Securities Corporation, are corporations incorporated in the State of New York with their principal business offices located in New York. Bankers
             Trust International PLC is incorporated
             in England with its principal business
             office located in London.



CUSIP No. 45068H106                     Page 5 of 9 Pages


Item 2(d)    TITLE OF CLASS OF SECURITIES:

           Common Stock ($1.00 Par Value) of ITT
             Hartford Group Inc.

Item 2(e)    CUSIP NUMBER:

             45068H106

Item 3       THE PERSON FILING IS A:

             For Bankers Trust New York Corporation,

      (g) [X] Parent Holding Company, in accordance with Section 240.13d-1(b)(ii)(G)

             For Bankers Trust Company

      (b) [X] Bank as defined in section 3(a)(6) of the Act.

             For BT Securities Corporation

      (a)    [X] Broker or dealer registered under
             Section 15 of the Act.

      Bankers Trust Internatonal PLC is a corporation permitted to report on Schedule 13G in accordance with the Securities and Exchange Commission no-action letter issued to Bankers Trust New York Corporation dated May 15, 1990.

Item 4       OWNERSHIP:

      (a)    Amount Beneficially Owned:

      As of December 31, 1995

      (i)        Bankers Trust Company     6,939,536 shares
                 BT Securities Corporation    30,000 shares
                 Bankers Trust
                   International PLC         113,400 shares
                                           7,082,936 shares

   (ii) Bankers Trust Company was the record owner of 4,246,423 shares as Trustee of the company s various employee stock ownership plan (Plan) with respect to which the bank disclaims beneficial ownership.


CUSIP No. 45068H106                     Page 6 of 9 Pages


          The Plan states that each Plan participant shall have the right to direct the manner in which shares of common stock shall be voted at all stockholders meetings. The Department of Labor has expressed the view that, under certain circumstances, ERISA may require the Trustee to vote shares which are not allocated to participants accounts and unvoted shares.
          Since, in the view of the Bank and Bankers Trust New York Corporation, such voting power is merely a residual power based upon the occurrence of an unlikely contingency and is not a sole or shared power to vote the securities, the Bank and Bankers Trust New York Corporation hereby disclaim beneficial ownership of such securities.

     (b)  PERCENT OF CLASS:

          The common stock described in Item 4(a) above as to which the Bankers Trust New York Corporation acknowledges beneficial ownership constitutes the following:

                 Bankers Trust Company        5.9%
                 BT Securities Corporation    0.0%
                 Bankers Trust
                  International PLC           0.1%
                                              6.0%


          The common stock as to which the Bank and Bankers Trust Corporation disclaim beneficial ownership constitutes 3.6% of the Issuer s outstanding Common Stock.

     (c)  Number of shares as to which the Bank has:

     (i)  sole power to vote or to direct the
            vote -

                 Bankers Trust Company     6,938,036 shares
                 BT Securities Corporation    30,000 shares
                 Bankers Trust
                  International PLC          113,400 shares
                                           7,081,436 shares

     (ii)  shared power to vote or to direct the
             vote -

                 Bankers Trust Company         1,500 shares
                 BT Securities Corporation         0 shares
                 Bankers Trust
                  International PLC                0 shares
                                               1,500 shares

 CUSIP No. 45068H106                     Page 7 of 9 Pages


      (iii) sole power to dispose or to direct the disposition of -

                 Bankers Trust Company     2,030,928 shares
                 BT Securities Corporation    30,000 shares
                 Bankers Trust
                  International PLC          113,400 shares
                                           2,174,328 shares

      (iv) shared power to dispose or to direct the disposition of -

                 Bankers Trust Company         6,205 shares
                 BT Securities Corporation         0 shares
                 Bankers Trust
                  International PLC                0 shares
                                               6,205 shares


Item 5       OWNERSHIP OF FIVE PERCENT OR LESS OF A
             CLASS:

             []

Item 6       OWNERSHIP OF MORE THAN FIVE PERCENT ON
             BEHALF OF ANOTHER PERSON:

             The Issuer s Plan, and various trusts and employee benefit plans for which the Bank serves as Trustee, and accounts for which the Bank serves as investment advisor, have the right to receive and/or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7       IDENTIFICATION AND CLASSIFICATION OF THE
              SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
              REPORTED ON BY THE PARENT HOLDING COMPANY:

             See Item 3 above.

Item 8       IDENTIFICATION AND CLASSIFICATION OF MEMBERS
              OF THE GROUP:

             Not applicable.

Item 9       NOTICE OF DISSOLUTION OF GROUP:

             Not Applicable


CUSIP No. 45068H106                     Page 8 of 9 Pages


Item 10      CERTIFICATION:

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE:

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       as of December 31, 1995

Signature:  Bankers Trust New York Corporation


By:           /s/James T. Byrne, Jr.
Name:            James T. Byrne, Jr.

Title:           Secretary


Signature:  Bankers Trust Company, as Trustee for
            various trusts, and employee benefit plans, and investment advisor.


By:           /s/James T. Byrne, Jr.
Name:            James T. Byrne, Jr.

Title:           Secretary

Signature: BT Securities Corporation


By:           /s/Thomas Quane
Name:            Thomas Quane
Title:           Managing Director


CUSIP No. 45068H106                     Page 9 of 9 Pages

Signature: Bankers Trust International PLC


By:            /s/Brian E. Walsh
Name:              Brian E. Walsh

Title:           Managing Director

                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to Bankers Trust Company is shown below:


             Bankers Trust New York Corporation

                              |
                            100%
                              |

                    Bankers Trust Company

                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to Bankers Trust Company and BT Securities
Corporation  is shown below:


             Bankers Trust New York Corporation

                              |
         _____________________|___________________
        |                                         |
        |                                         |
Bankers Trust Company              BT Securities Corporation



                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to Bankers Trust International PLC is shown below:


             Bankers Trust New York Corporation

                              |
                            100%
                              |

                    Bankers Trust Company

                              |
                             100%
                              |

                Bankers International Corporation

                              |
                             100%
                              |

                   BT Holdings (Europe) Limited

                              |
                             100%
                              |

                     BT Holdings (UK) Limited

                              |
                             100%
                              |

                   Bankers Trust Investments PLC

                              |
                             100%
                              |

                   Bankers Trust International PLC